December 29, 2014

Ms. Anu Dubey

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Ms. Dubey:

On October 31, 2014, AmericaFirst Quantitative Funds (the "Registrant"), on behalf of its series the AmericaFirst Quantitative Strategies Fund (the "Fund"), filed Post-Effective Amendment Number 7 to its Registration Statement under the Securities Act of 1933 on Form N-1A for the purpose of registering Class I shares of the Fund.  On December 15, 2014, you provided oral comments to the Registration Statement.  Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Comment 1.

Please consider amending the Fees and Expenses of the Fund fee table to remove parenthetical descriptions of loads to increase the clarity of presentation for prospective shareholders.

Response.

For the sake of consistency with the format of the other classes of shares of the Fund, the Registrant has determined to leave the parenthetical descriptions as is.

Comment 2.

Please delete footnote number 1 to the Fees and Expenses of the Fund fee table referring to estimated other expenses.

Response.

The Registrant has made the requested deletion.

Comment 3.

Please correct the class description on the expense example.

Response.

The Registrant has made the requested correction.

Comment 4.

Under the heading Principal Investment Strategies, please:

(i) clarify that "optimization process" is one employed by the adviser and not a Fund policy;

(ii) clarify that the seasonal trends strategy is not the sole strategy;

(iii) describe fixed income securities of any credit quality as including those commonly referred to as "junk bonds";

(iv) if the strategy of investing in foreign securities principal includes emerging market issuers, so state and amend related risk disclosures accordingly;

(v) because the Fund includes REITs among its principal investments, please include REIT risk among Principal Investment Risks;

(vi) because the Fund includes Inverse ETF Risk among its Principal Investment Risks, please identify Inverse ETFs under Principal Investment Strategies and amend Inverse ETF Risk to describe an inverse ETF not rising in price despite a decline in the reference index.

Response.

(i) The Registrant has revised disclosure to clarify that "optimization process" is one employed by the adviser and not a Fund policy.

(ii) Upon review, the Registrant does not believe it can further clarify this point as the disclosure presently reads "The Fund is a compilation of several AmericaFirst rules-based investment models, including a seasonal trends strategy to allocate assets based on the Advisor's study of seasonal price patterns in asset classes over various time periods."  The Registrant notes that the seasonal trends strategy is identified as one of several.

(iii) The Registrant has revised disclosure to describe fixed income securities of any credit quality as including those commonly referred to as "junk bonds".

(iv) The strategy of investing in foreign securities does not include emerging market issuers as a principal strategy and therefore disclosure remains unchanged.

(v) The Registrant has revised disclosure to include REIT risk among Principal Investment Risks as a form of Real Estate Risk.

(vi) The Registrant has revised disclosure to include Inverse ETF Risk among its Principal Investment Risks, and identify Inverse ETFs under Principal Investment Strategies and amend Inverse ETF Risk to describe an inverse ETF not rising in price despite a decline in the reference index.

Comment 5.

With respect to Principal Investment Strategies, please confirm supplementally:

(i) that commodity related investments will be in publicly offered securities;

(ii) that the Fund will delete references to Acquired Funds managed by the adviser or describe the Investment Company Act authority for such investments;

(iii) that the Fund has deliberately omitted a description of "temporary defensive positions"

Response.

The Registrant confirms the preceding.

Comment 6.

Under the heading, "Valuing Fund Assets," please amend the description to include the risk that because foreign securities may trade when the Fund is not open to shareholders, shareholders will not be able to purchase or redeem shares during these times.

Response.

Under the heading, "Valuing Fund Assets," the Registrant has amended the description to include the risk that because foreign securities may trade when the Fund is not open to shareholders, shareholders will not be able to purchase or redeem shares during these times.

Comment 7.

Under the heading, "Management" "Investment Adviser," please identify the adviser as SEC-registered.

Response.

The Registrant has made the requested revision.

STATEMENT OF ADDITIONAL INFORMATION

Comment 8.

Following the description the Fund's fundamental 25% industry concentration policy, explain how the Fund will look through Acquired Funds to assure compliance with this policy.

Response.

The Registrant has made the requested revision.

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

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